January 10, 2022

VIA EDGAR

Mr. David Orlic
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Registration Statement on Form N-2
Pre-Effective Amendment No. 1
Filed December 23, 2021
File No. 333-261274

Dear Mr. Orlic and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comment of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on January 3, 2022, relating to GECC’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (the “Registration Statement”) filed on December 23, 2021.

Simultaneously herewith, GECC has filed Pre-Effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

General

1.          Please update the cover page of the Registration Statement to reflect that GECC is no longer an Emerging Growth Company and delete subsequent references to GECC’s status as an Emerging Growth Company on the front cover and page 1 of the prospectus.

RESPONSE:  In response to the Staff’s comment, GECC has made the requested revision in the Amended Registration Statement.

*  *  *  *  *

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comment received from the Staff on January 3, 2022.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

U.S. Securities and Exchange Commission
Division of Investment Management
January 10, 2022

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day